GLIMCHER

June 27, 2006

Ms. Linda van Doorn
United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Glimcher Realty Trust
Form 10-K for the year ended December 31, 2005

Dear Ms. van Doorn,

This is in response to your letter dated June 14, 2006 regarding the above-mentioned filing for Glimcher Realty Trust.

Form 10-K for the year ended December 31, 2005:

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Depreciation and Amortization, page 59

1.
We have read your response to prior comment 2 and note that the cash allowances relate to payments made to retailers that legally own their store location including the underlying land. Please confirm to us that you make the payments to these retailers directly, that you do not have a lease relationship with these retailers and that the retailers are not your tenants. In addition, please clarify whether you receive payments from these retailers that are recorded as revenues. If so, tell us how you considered EITF 01-9 in your accounting treatment.

Registrant’s Response: The cash payments in question are primarily made directly to the retailers. However, on one occasion, these payments were made on behalf of the retailer to a third party contractor performing site work on the underlying land parcel. Additionally, we can confirm that no lease relationship exists with these retailers and that the retailers are not our tenants in these situations.

The majority of the operating agreements require the retailer to share in certain mall operating expenses mainly to support exterior landscaping, parking lot sweeping and plowing services. Although these payments represent a cost sharing rather than a revenue source, the Company reports these immaterial payments in reimbursement revenue in a manner similar to reimbursements from actual tenants.

Since the retailers are not tenants and the Company earns no revenue from these retailers, the guidance set forth in EITF 01-9 is not applicable.

I hope that I have addressed your questions adequately. However, if you have any additional questions, please feel free to contact me at (614) 887-5610.

Sincerely,

/s/ Mark E. Yale

Mark E. Yale
Executive Vice President,
Chief Financial Officer and Treasurer